UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 15, 2018

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NOVA SOUTH, 160 VICTORIA STREET LONDON, SW1E 5LB UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	15 May 2018

Release Number	06/18

BHP delivering value and returns

BHP Chief Executive Officer, Andrew Mackenzie, today said the continued successful delivery of the Company’s roadmap to grow long-term shareholder value, together with stronger commodity prices, has underpinned a significant increase in return on capital employed and delivered a 30 per cent increase in BHP’s base value1 over the past two years.

Speaking at the Bank of America Merrill Lynch Global Metals, Mining & Steel Conference in Florida, Mr Mackenzie said: “We have maximised operating cash flow as we have lowered costs through productivity; we have been disciplined and transparent in capital allocation; and we have identified new options to increase value and returns.”

Mr Mackenzie said over the past two years, through six key value drivers, BHP has:

•	Reduced unit costs by more than 15 per cent;

•	Accelerated our technology and innovation program;

•	Progressed five high-return, latent capacity projects;

•	Sanctioned two major projects in copper and oil;

•	Made discoveries at four petroleum exploration prospects; and

•	Improved the performance of our Onshore US acreage in preparation for exit into a supportive price environment.

“Alongside this, we have reduced net debt by over US$10 billion, returned US$8 billion to shareholders and, crucially, replenished our pipeline with new opportunities.

“This pipeline has the potential to add a further 40 per cent to the value of BHP, subject to our strict capital allocation processes.”

[1]	Base value reflects planning forecasts (at consensus prices) before the addition of a broad suite of upside opportunities.

Looking ahead, Mr Mackenzie said BHP:

•	Continues to target a further US$2 billion in productivity gains by the end of the 2019 financial year, on top of the more than US$12 billion achieved since 2012;

•	Would leverage its scale and simplicity to capitalise on the benefits of new technology to reinforce our position in safety and productivity and deliver a step-change in company performance;

•	Has renewed its suite of latent capacity opportunities which have the potential to generate average returns in excess of 100 per cent;

•	Continues to enhance its pipeline of future options, diversified across commodities and timeframes, which have an unrisked value of more than US$15 billion and the potential to deliver average returns of 17 per cent;

•	Would continue to push its ongoing exploration program, focused on copper and petroleum, in line with favourable outlooks for these commodities; and

•	Is making good progress with the exit from its Onshore US business, with the quality of acreage, higher oil prices, a lower US corporate tax rate and positive results from recent well trials all contributing to encouraging interest from potential bidders.

“BHP is set-up for future success. We have a simple, unique portfolio of the very best assets, diversified across attractive commodities.

“Our relentless pursuit of productivity, aided by a more agile and connected culture, will make sure we realise the full potential of our assets and capitalise on strong prices. On top of this, we have built an attractive suite of opportunities to drive further improvement. But, as always, we will remain disciplined in the allocation of capital with all investments weighed against cash returns to shareholders.

“Our path is deliberate, and we remain firm in our resolve to increase value and returns.”

An audio-webcast of the presentation will be made available at: http://www.veracast.com/webcasts/baml/metalsmining2018/id57103254932.cfm

Further information on BHP can be found at: bhp.com

Media Relations	Investor Relations

Email: media.relations@bhpbilliton.com	Email: investor.relations@bhpbilliton.com

Australia and Asia	Australia and Asia

Ben Pratt	Tara Dines
Tel: +61 3 9609 3672 Mobile: +61 419 968 734	Tel: +61 3 9609 2222 Mobile: +61 499 249 005

United Kingdom and South Africa	United Kingdom and South Africa

Neil Burrows	Rob Clifford
Tel: +44 20 7802 7484 Mobile: +44 7786 661 683	Tel: +44 20 7802 4131 Mobile: +44 7788 308 844

North America	Americas

Judy Dane	James Wear
Tel: +1 713 961 8283 Mobile: +1 713 299 5342	Tel: +1 713 993 3737 Mobile: +1 347 882 3011

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
LEI WZE1WSENV6JSZFK0JC28	LEI 549300C116EOWV835768
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street	Registered Office: Nova South, 160 Victoria Street
Melbourne Victoria 3000 Australia	London SW1E 5LB United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is

headquartered in Australia

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Disciplined
delivery of
value and
returns
Andrew Mackenzie
Chief Executive Officer
15 May 2018
Jimblebar

Disclaimer
Forward-looking statements
This presentation contains forward-looking statements, including statements which may include: trends in commodity prices and currency exchange rates; demand for commodities; plans; strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; productivity gains; cost reductions; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments.
Forward-looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward-looking statements.
These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. Readers are cautioned not to put undue reliance on forward-looking statements.
For example, future revenues from our operations, projects or mines described in this presentation will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations.
Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP’s filings with the US
Securities and Exchange Commission (the ‘SEC’) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov.
Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events.
Past performance cannot be relied on as a guide to future performance.
Non-IFRS and other financial information
BHP results are reported under International Financial Reporting Standards (IFRS). This presentation may also include certain non-IFRS (also referred to as alternate performance measures) and other measures including Underlying attributable profit, Underlying EBITDA (all references to EBITDA refer to Underlying EBITDA), Underlying EBIT, Adjusted effective tax rate, Controllable cash costs, Free cash flow, Gearing ratio, Net debt, Net operating assets, Operating assets free cash flow,
Principal factors that affect Underlying EBITDA, Underlying basic earnings/(loss) per share, Underlying EBITDA margin and Underlying return on capital employed (ROCE) (all references to return on capital employed refer to Underlying return on capital employed), Underlying return on invested capital (ROIC). These measures are used internally by management to assess the performance of our business and segments, make decisions on the allocation of our resources and assess operational management. Non-IFRS and other measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of profitability, financial performance or liquidity.
Presentation of data
Base value reflects the current planning forecasts before the addition of a broad suite of upside opportunities. Some of these remain subject to receipt of internal and third party approvals. Unless specified otherwise: value represents BHP share of risked discounted cash flows at consensus prices; copper equivalent production based on 2017 financial year average realised prices (as published in BHP’s Results for the year ended 30 June 2017 on 22 August 2017); data from subsidiaries are shown on a 100 per cent basis and data from equity accounted investments and other operations are presented reflecting BHP’s share; medium term refers to our five year plan. Queensland Coal comprises the BHP Billiton Mitsubishi Alliance (BMA)
asset, jointly operated with Mitsubishi, and the BHP Billiton Mitsui Coal (BMC) asset, operated by BHP. Numbers presented may not add up precisely to the totals provided due to rounding. References to disciplined supply refer to lower levels of investment across the industry. All footnote content contained on slide 18.
No offer of securities
Nothing in this presentation should be construed as either an offer or a solicitation of an offer to buy or sell BHP securities in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP.
Reliance on third party information
The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP.
BHP and its subsidiaries
In this presentation, the terms ‘BHP’, ‘Group’, ‘BHP Group’, ‘we’, ‘us’, ‘our’ and ‘ourselves’ are used to refer to BHP Billiton Limited, BHP Billiton Plc and, except where the context otherwise requires, their respective subsidiaries as defined in note 28
‘Subsidiaries’ in section 5.1 of BHP’s Annual Report on Form 20-F and in note 13 ‘Related undertaking of the Group’ in section 5.2 of BHP’s Annual Report on Form 20-F.
15 May 2018
Andrew Mackenzie, Chief Executive Officer
2

Key messages
15 May 2018 3
Constructive outlook
strong demand; disciplined supply1
US$2 bn productivity
gains targeted by end FY19
Maximise cash flow
Net debt in target range
of US$10-15 bn
<US$8 bn p.a. to FY20
capital and exploration guidance
Capital discipline
~20% ROCE
targeted by FY22e2,3
Up to 40% upside
potential in base value4
Value and returns
Andrew Mackenzie, Chief Executive Officer

Value and returns are at the centre of everything we do
15 May 2018
Andrew Mackenzie, Chief Executive Officer
Simple portfolio Distinctive enablers
Shareholder
value and
returns
Tier 1 upstream assets
Diversified commodities
Capital Allocation Framework
and balance sheet strength
Attractive geographies
Valuable options
Technology and
globalised systems
Safety, productivity and
operational excellence
Charter Values and
culture of connectivity
Licence to
operate

0

10
15
FY16 FY17 FY18e
FY17 average realised prices Actual/forecast
Our plans are delivering
15 May 2018
Andrew Mackenzie, Chief Executive Officer
5
Returns
(ROCE2, nominal %)
0
50
100
150
FY16 plan FY17 plan FY18 plan
FY17 average realised prices Consensus prices
Base value4,5
(Index, FY16=100)
30% increase
Note: Base value reflects the current planning forecasts before the addition of a broad suite of upside opportunities.
~14%
2.4%

We have built base value over the last two years

Cost efficiencies	Technology	Latent capacity
>15% Unit cost reduction[6]	**3** New IROCs implemented or in progress at our operated Minerals assets	**5** Projects sanctioned at average returns[7] of ~60%
Future options	**Exploration**	**Onshore US**
2 Projects sanctioned; Mad Dog 2, Spence Growth Option	**4** Conventional petroleum discoveries; Caicos, Wildling, LeClerc, Ruby; successful Trion bid	**Exit** For value and to increase returns; supportive environment, encouraging bidder interest

Andrew Mackenzie, Chief Executive Officer
15 May 2018
6
BHP

Future opportunities offer further upside
15 May 2018
Andrew Mackenzie, Chief Executive Officer
7
FuEtxuprelo orapttiioonns Exploration
Technology Latent capacity
Onshore US
Cost efficiencies
US$2 bn
Productivity gains targeted by end FY19
Fully integrated
And highly automated from
resource to market by 2025
>100%
Average returns from our
replenished suite of options
US$15 bn
Unrisked value of Petroleum exploration
and appraisal program10
~17%
Average returns from our
longer term opportunities9
End CY18
Target for announced transactions
Existing suite of options offers potential for a further 40%8 risked upside to base value

Capital discipline, debt reduction and shareholder returns

Buy-backs
Acquisitions/
divestments
Maximise returns and value
Debt
reduction
Organic
development
Operating
productivity
Capital
productivity
Net operating cash flow
Maintenance capital
Strong balance sheet
Minimum 50% payout ratio dividend
Excess cash flow
Additional
dividends
Our capital allocation framework provides rigour and discipline to all capital decisions
15 May 2018
Andrew Mackenzie, Chief Executive Officer

Cost efficiencies | Technology | Latent capacity | Future options | Exploration | Onshore US

Cost efficiencies – focused on further gains

Productivity gains of US$2 billion targeted by end FY19

WAIO

- Optimised mine planning
- Equipment/plant utilisation
- Execution of technology initiatives

Medium term[11]
<US$13/t

Conventional

- Organisational redesign post shale
- Advanced seismic imaging
- Maintenance standardisation

Medium term[11]
<US$13/boe

Queensland Coal

- Pre-strip productivity
- Equipment utilisation via IROC
- Optimised mine planning

Medium term[11]
~US$57/t

Escondida

- Three-concentrator productivity
- Increased fleet run time
- Maintenance strategy optimisation

Medium term[11]
<US$1.15/lb

Andrew Mackenzie, Chief Executive Officer
15 May 2018
9
BHP

Collision avoidance
Equipment automation
System integration across value chain
Robotics process automation
Machine learning analytics
Chemical extraction
Heap leaching
Benchmark projects
To drive leadership in safety and productivity
Technology – improves safety, costs and unlocks resource
10
Proving grounds to trial and de-risk solutions in real conditions
Mine
autonomy
Safety and productivity Accelerate high-value initiatives
Precision
mining
Decision
automation
Coal: dynamic
supply chain
optimisation tools
Olympic Dam:
heap leach
program
progressing
Escondida: sensor
technologies to
extraction process
Fully integrated and highly automated from resource to market by 2025
Integrate and automate the value chain to unlock resource and drive a step change in safety, volume and cost
Future value
High value innovation to drive competitive advantage
15 May 2018
Andrew Mackenzie, Chief Executive Officer
Cost efficiencies Technology Latent capacity Future options Exploration Onshore US
WAIO: acceleration
of mine automation
underway

Cost efficiencies | Technology | Latent capacity | Future options | Exploration | Onshore US

Latent capacity – attractive returns, limited risk

Continuous replenishment of our suite of capital efficient, low risk, high return options supports the next wave of latent capacity

Options	IRR[9] (%)	Risk[12] (1-5)	Timing[13]	Capex (US$m)	Description
WAIO Debottlenecking	>100	●	<2 years	<250	Supply chain debottlenecking initiatives at the port and rail, and releasing latent capacity at Jimblebar to increase production to 290 Mtpa
Escondida EWS Expansion	>50	●●	<2 years	~500	Expansion of desalination plant to reduce groundwater usage and maximise concentrator throughput
Escondida Debottlenecking	>100	●●	various	>500	Concentrator debottlenecking, sulphide leach reprocessing of ripios, truck and shovel fleet upgrades
Spence Ripios processing	~60	●●	2-5 years	250-500	Reprocessing of ripios dumped since the beginning of the Spence operations
Queensland Coal Latent capacity	>100	●	>5 years	>500	Investing in stripping capacity and pipeline of productivity initiatives to shift the bottleneck towards the coal handling plants
Olympic Dam Material handling system	~20	●	>5 years	~500	Enabling project for BFX, extending materials handling system (MHS) into Southern Mine Area
Spence Debottlenecking	>15	●●●	>5 years	>500	Processing lower grade hypogene material with increased recoveries, concentrator debottlenecking, in-pit semi mobile ore conveying
Average/aggregate	**>100**			**~US$4 bn**	**Up to ~2 Mt of incremental Cu eq. capacity with ~US$16 bn unrisked NPV**

Note: Risk profile is based on a BHP assessment of each project against defined quantified and non-quantified risk metrics rated out of 5; 5 represents more risk.

Andrew Mackenzie, Chief Executive Officer
15 May 2018
11
BHP

Cost efficiencies | Technology | Latent capacity | Future options | Exploration | Onshore US

Future options – worked for value, timed for returns

Investment decisions made in accordance with our capital allocation framework and fully consider the broader market impact

Options	IRR[9] (%)	Risk[12] (1-5)	Description
Atlantis Phase 3 Petroleum	~25	Non-operated	Tie back to existing Atlantis facility unlocked through Advanced Seismic Imaging
Olympic Dam BFX Copper	~20	●●	Accelerated development into the Southern Mine Area, debottlenecking of existing surface infrastructure to increase production to 330 ktpa
Scarborough Petroleum	>15	Non-operated	Tie back development to existing LNG facility
Wards Well Metallurgical Coal	~15	●●●●	Long-life, premium hard coking coal resource, greenfield underground longwall mine with proximity to existing operating assets
Resolution Copper	~15	Non-operated	Underground block cave with attractive grade profile and competitive cost curve position
Jansen Stage 1[14] Potash	~13	●●●	Tier 1 resource with operating costs of ~US$100/t (FOB Vancouver) and valuable expansion optionality
Jansen Stage 2-4 Potash	~16	●●	Sequenced brownfield expansions of up to 12 Mtpa (4 Mtpa per stage)
Average/aggregate	**~17**		**Aggregate unrisked value of ~US$15 bn spanning commodities and time periods**

Note: Risk profile is based on a BHP assessment of each project against defined quantified and non-quantified risk metrics rated out of 5; 5 represents more risk.

Andrew Mackenzie, Chief Executive Officer
15 May 2018
12
BHP

Cost efficiencies | Technology | Latent capacity | Future options | Exploration | Onshore US

Exploration – focused on petroleum and copper

Momentum building on recent discoveries

Highly prospective Petroleum exploration and appraisal program

- Multi-billion boe risked potential; unrisked NPV of up to US$15 bn[10]
- Potential discoveries commercial at less than US$50/bbl
- Farmed into Samurai prospect north of Wildling discovery

Greenfield discoveries can deliver copper for US$0.02-US$0.04/lb[15]

- Focused on porphyries, IOCGs, sediment-hosted copper
- Leveraging expertise and technology from our petroleum teams
- Concessions secured and new office established in Ecuador

Petroleum and Copper Exploration

(Focus areas and maturity)


A
Wildling
Western GoM
Trion
T&T Oil
T&T Northern Gas
Magellan (LeClerc)
B
Australia
Canada
USA
A
Ecuador
Peru
Chile
B
Australia
Frontier
Delivering
Appraisal
Porphyry >0.75% grade
Sediment >2% grade
IOCG[16] >2.5% copper equivalent grade

Andrew Mackenzie, Chief Executive Officer
15 May 2018

13

BHP

0

FY16 FY17 H1 FY18
Onshore US – exit to maximise value and returns
15 May 2018 14
Process tracking to plan with bids expected by June 2018, potential for announced deal by year-end17
Andrew Mackenzie, Chief Executive Officer
Group ROCE
(%)
Successful well trials, higher oil price,
lower tax rate support bidder interest
Backdrop
All data rooms open, bids expected by June;
demerger/IPO assessments in parallel
Process status
Exit has potential to lift Group ROCE by
>3% with minimal impact on free cash flow
Impact
Including Onshore US Excluding Onshore US
Cost efficiencies Technology Latent capacity Future options Exploration Onshore US

0

300
FY16 plan FY17 plan FY18 plan
(consensus
prices)
FY22e
(consensus
prices)
FY22e
(FY17
prices)
Base value4,5
(Index, FY16=100)
Value and returns are at the centre of everything we do
0
10
20
30
FY16 FY17 FY18e
(forecast)
FY22e
(consensus
prices)
FY22e
(FY17
prices)
15 May 2018
Andrew Mackenzie, Chief Executive Officer
15
Returns
(ROCE2, nominal %)
Delivery of our plans will further improve value and returns

Key messages
15 May 2018 16
Constructive outlook
strong demand; disciplined supply1
US$2 bn productivity
gains targeted by end FY19
Maximise cash flow
Net debt in target range
of US$10-15 bn
<US$8 bn p.a. to FY20
capital and exploration guidance
Capital discipline
~20% ROCE
targeted by FY22e2,3
Up to 40% upside
potential in base value4
Value and returns
Andrew Mackenzie, Chief Executive Officer

Bhp

Footnotes
1. Disciplined supply: Reflects lower levels of investment across the industry.
2. ROCE: Represents annualised attributable profit after tax excluding exceptional items and net finance costs (after tax) divided by average capital employed. Capital employed is net assets before net debt. Presentation of future Underlying
Return on Capital Employed (ROCE) does not constitute guidance and represents outcomes based on differing price and other scenarios.
3. FY22 ROCE: At FY17 average realised prices.
4. Base value: Reflects the planning forecasts at the time before the addition of upside opportunities.
5. Base value: FY16 plan represents base value as presented on 10 May 2016 (valuation date 1 July 2016; prices reflect either FY17 average realised prices or 2016 analyst consensus price forecasts). FY17 plan represents base value as presented on 16 May 2017 (valuation date 1 July 2017; prices reflect either FY17 average realised prices or 2017 analyst consensus price forecasts). FY18 plan represents base value as presented on 15 May 2018 (valuation date 1 July 2018;
prices reflect either FY17 average realised prices or 2018 analyst consensus price forecasts).
6. Unit cost reduction: Copper equivalent unit costs between FY15 and FY17. Copper equivalent production based on FY17 average realised prices.
7. Average returns: Returns at 2016 analyst consensus price forecasts; ungeared, post-tax, nominal return.
8. 40% value uplift: Represents total potential increase in base value from the addition of upside opportunities. Values at 2018 analyst consensus price forecasts; valuation date 1 July 2018; BHP share.
9. Average returns: Returns at 2018 analyst consensus price forecasts; ungeared, post-tax, nominal return.
10. Petroleum exploration NPV: Unrisked values at BHP long-term price forecasts.
11. Medium term unit cost guidance: Based on an exchange rate of AUD/USD 0.75 and USD/CLP 663. Unit costs are in nominal terms.
12. Risk: Risk profile is based on a BHP assessment of each project against defined quantified and non-quantified risk metrics rated out of 5; 5 represents more risk.
13. Timing: Represents potential first production.
14. Jansen Stage 1: IRR is ~14% excluding the remaining investment for completion of the shafts and installation of essential service infrastructure and utilities.
15. Copper exploration: Based on industry exploration costs and BHP analysis; considers discoveries with an identified resource ≥1 Mt of contained copper.
16. IOCG: Iron ore, copper and gold poly-metallic ore body.
17. Onshore US: Refers to CY18.
15 May 2018 18
Andrew Mackenzie, Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: May 15, 2018	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary